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DIRECT DIAL (650) 470-4540 DIRECT FAX (213) 621-5234 EMAIL ADDRESS Gregg.Noel@skadden.com	palo alto, California 94301-1908 TEL: (650) 470-4500 FAX: (650) 470-4570 www.skadden.com December 14, 2020

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VIA EDGAR Division of Corporation Finance Office of Trade & Services U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549

RE:	Affirm Holdings, Inc.

Registration Statement on Form S-1

Filed November 18, 2020

File No. 333-250184

Ladies and Gentlemen:

On behalf of Affirm Holdings, Inc. (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 10, 2020 on the Company’s Registration Statement on Form S-1 filed on November 18, 2020 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing a revised Registration Statement on Form S-1 (“Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

U.S. Securities and Exchange Commission

December 14, 2020

Summary Consolidated Financial and Other Data

Key Operating Metrics and Non-GAAP Financial Measures

Contribution Profit, page 22

1.	We note you have reconciled the non-GAAP measure "Contribution Profit" to net loss. Please reconcile this measure to the most directly comparable GAAP measure, gross margin, as calculated on a GAAP basis. Further, as you have presented Contribution Profit as a Percent of GMV, please also present GAAP-based Gross Margin as a Percent of GMV. Please refer to Item 10(e)(1)(i)(A) of Regulation S-K.

2.	We note from your response and revised disclosure that you have excluded amounts related to the purchase, investment, and sale of loans. While it may be important to discuss the impact timing differences related to the recognition and amortization of the discount on purchased loans has on Contribution Profit, it is unclear that your current presentation is compliant with Item 10(e) of Regulation S-K in that it appears that the exclusion of this activity creates an individually tailored pattern of recognition and measurement. Refer to Question 100.04 of the Compliance and Disclosure Interpretation on Non-GAAP Measures.

Response:	The Company respectfully acknowledges the Staff’s comments 1 and 2 and as a result has revised the disclosure on pages 23-25, 82-83 and 90 of the Revised Registration Statement to reflect a change in the definition of contribution profit and made corresponding changes to the reconciliation from operating loss to contribution profit. The Revised Registration Statement defines contribution profit as operating loss plus the following operating expenses that are not closely correlated to, or variable with, the generation of revenue in the period: (i) Technology and data analytics; (ii) Sales and marketing; (iii) General and administrative expenses. The Company does not believe that the revised definition of contribution profit is a substitute for any GAAP measure but helps readers understand the way the Company manages its business. Although the revised definition of contribution profit no longer adds back Loss on loan purchase commitment, adjusts for the amortization of discount, nor adjusts for the unamortized discount released on loans sold, the Company believes that the value of those adjustments is outweighed by the simplicity and usability of the revised definition of contribution profit. The Company believes contribution profit would likely vary from a GAAP gross profit measure, which the Company does not have and does not intend to adopt in the future. The Company uses contribution profit to measure the marginal profitability of its business and therefore to assess performance, make strategic decisions and otherwise manage its operations.

U.S. Securities and Exchange Commission

December 14, 2020

The reconciliation of operating loss to contribution profit set forth in the Revised Registration Statement is below:

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands, except percent data)
Operating loss	$(127,441)	$(107,790)	$(32,972)	$(44,623)
Add back: Technology and data analytics	76,071	122,378	25,368	33,768
Add back: Sales and marketing	16,863	25,044	5,219	22,582
Add back: General and administrative	88,902	121,230	27,704	32,266
Contribution profit(1)	$54,395	$160,862	$25,319	$43,993
GMV	$2,620,059	$4,637,220	$861,306	$1,475,929
Contribution profit as a percentage of GMV	2.1%	3.5%	2.9%	3.0%

(1)	Contribution profit does not include adjustments related to: (i) the amortization of discount, which is recorded within Interest income in the Consolidated Statements of Operations and Comprehensive Loss; or (ii) the unamortized discount released on loans sold to third party loan buyers, which is released in full at the time of sale and recorded within Gain (loss) on sales of loans in the Consolidated Statements of Operations and Comprehensive Loss. The following table details activity for the discount included in loans held for investment for the periods indicated:

	Fiscal Year Ended June 30,		Three Months Ended September 30,
	2019	2020	2019	2020
	(in thousands, except percent data)
Balance at beginning of period	$5,201	$13,068	$13,068	$28,659
Additions from loans purchased, net of refunds	70,700	157,426	20,207	58,143
Amortization of discount	(21,833)	(35,251)	(7,406)	(14,770)
Unamortized discount released on loans sold	(41,000)	(106,584)	(12,682)	(15,997)
Balance at the end of the period	$13,068	$28,659	$13,187	$56,035

Risk Factors
Risks Related to Our Business and Industry

A large percentage of our revenue is concentrated…, page 26

3.	We note your disclosure on page 26 that "an anticipated material modification in the merchant agreement with a significant merchant partner could affect the results of our operations, financial condition, and future prospects." Please elaborate on what is meant by the term "anticipated" and clarify whether you expect any material modifications to your significant merchant agreements to occur.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 27-28 of the Revised Registration Statement to provide additional clarity recent material modifications in the financial operations of a significant merchant partner and how such modifications will affect the results of our operations.

U.S. Securities and Exchange Commission

December 14, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operation, page 97

4.	We note your revised disclosures in response to our prior comment 7 and re-issue our comment in part. Please expand your discussion of your results of operations for the periods presented to provide greater analysis to the reasons why increases in merchant network revenue occurred.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 101 and 105 of the Revised Registration Statement to provide greater analysis to the reasons why increases in merchant network revenue occurred.

Material Agreements

Shopify, page 121

5.	You disclose that you pay Shopify a fee for each sale processed through your platform. Please explain to us how you account for these fees and your consideration of ASC 60610-32-25 in your treatment.

Response:	The Company respectfully acknowledges the Staff’s comment and advises that in practice, the Company enters into and executes all contracts with eligible merchants and considers Shopify’s role as acting as a customer referral partner providing lead generation services.

To determine how to account for the fees paid to Shopify for each transaction processed through the Company’s technology platform, the Company first evaluated whether Shopify is a customer or a vendor. The Company would consider Shopify as a customer if it determined that Shopify is the principal to eligible merchants in providing the facilitation of credit service. The Company would consider Shopify as a vendor if it determined that the Company is the principal to eligible merchants in providing the facilitation of credit service. The Company evaluated the customer installment program agreement with Shopify pursuant to ASC 606 10-55-36, given the multitude of parties involved. The Company considers its facilitation of credit service to be a single specified service provided to its customers, the eligible merchant.

Pursuant to ASC 606-10-55-36, the Company assessed whether it controls the facilitation of credit service prior to them being transferred to the merchants. The Company considered both the commercial intent and the contractual relationships of the Company and Shopify when making this assessment. The Company determined that Shopify’s role under the agreement is to generate sales leads in exchange for payments in the form of fees from the Company. Shopify’s intent is not to resell the Company’s facilitation of credit service to eligible merchants. Shopify provides eligible merchants with access to its e-commerce platform and does not play a role in the loan transactions facilitated by the Company. The Company enters into facilitation of credit service agreements directly with eligible merchants, which govern their use of the services. As Shopify does not enter into agreements with eligible merchants in connection with the facilitation of credit service, Shopify does not have the ability to grant the eligible merchants any rights to use this service. Further, eligible merchants can benefit from Shopify’s e-commerce platform services independently from the Company’s facilitation of credit service.

U.S. Securities and Exchange Commission

December 14, 2020

The Company further considered the indicators of control pursuant to ASC 606 10-55-39 and determined that it is primarily responsible for fulfilling the promise to facilitation of credit service to eligible merchants. The Company also has the discretion in establishing pricing with eligible merchants under the facilitation of credit service contracts it enters into with these merchants. While Shopify does have the ability to review all contracts entered into between the Company and eligible merchants, it is not expected that Shopify will have unilateral rights to determine pricing and will not reasonably prevent these contracts from being executed.

Based on its evaluation of ASC 606 10-55-36, the Company has determined that it is the principal in providing facilitation of credit service to eligible merchants. Accordingly, the Company does not consider Shopify as a customer pursuant to ASC 606 10-32-25 and instead has determined that Shopify is a vendor. As such, the Company has accounted for fees paid to Shopify on a gross basis within Operating Expenses in its Consolidated Statements of Operations and Comprehensive Loss, similar to payments made to other vendors for distinct services.

Description of Capital Stock

Certificate of Incorporation and Bylaws

Choice of Forum, page 185

6.	We note your amended disclosures in response to comment 10, and that you have filed your Form of Amended and Restated Bylaws as Exhibit 3.4. In this regard, we note that your risk factor disclosure on page 64 and the exclusive forum provision contained in Article IX of your Form of Amended and Restated Bylaws state that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933. However, your exclusive forum disclosure in your Description of Capital Stock section does not include language to that effect. Please revise your disclosure to reconcile this inconsistency.

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 189 of the Revised Registration Statement to include the exclusive forum disclosure in its Description of Capital Stock section.

General

7.	We note your revised disclosures in response to our prior comment 15, and re-issue our comment in part. Please disclose the source of your assertion that "[a] lack of transparency by traditional financial and payments institutions, ranging from hidden penalties, hard to understand 'fine print,' and unwanted bundling of products, has led to an erosion of trust and a poor consumer experience. These views are particularly acute for the over 160 million Gen Z and Millennials in the U.S., who prefer to build trusted relationships with the brands with whom they engage and from whom they buy products and services." Alternatively, please revise to describe this assertion as your belief, if true.

U.S. Securities and Exchange Commission

December 14, 2020

Response:	The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3 and 127 of the Revised Registration Statement in response to the Staff’s comment.

Please contact me at (650) 470-4540 should you require further information.

Very truly yours,

/s/ Gregg Noel

Via E-mail:

cc:	Affirm Holdings, Inc.

Sharda Caro del Castillo

cc:	Skadden, Arps, Slate, Meagher & Flom LLP

Michelle Gasaway